Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
 (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2007	2008

Net Income	$189	$253
Income taxes	114	153
Capitalized interest	(11)	(5)
	292	401

Fixed charges, as defined:

Interest	135	148
Capitalized interest	11	5
Interest component of rentals charged to operating expense	10	10
Total fixed charges	156	163

Earnings, as defined	$448	$564

Ratio of earnings to fixed charges	2.87	3.47